September 23, 2011

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Maryse Mills-Apenteng, Special Counsel

RE:  MOBILE VAULT, INC.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JUNE 27, 2011
     FILE NO. 333-175158

Ms. Mills-Apenteng:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Mobile Vault, Inc.(the "Company") dated August 18, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended)(the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please remove the introductory phase "If all the shares are not sold" from the beginning of the fourth paragraph.

RESPONSE:

We concur with the Staff and have removed the paragraph.

STAFF COMMENT 2:

We note your revisions in response to prior comment 5 indicating your prospective business plans; however, it does not appear that you clearly disclosed the current status of your business activities. As previously indicated, please state clearly and unambiguously at the beginning of your discussion in the summary section that you currently have no products, customers or revenues. Further, on page 9, your statement that you will compete "in your current and proposed businesses" is unclear to the extent that you have no current operations. Please revise for clarification.

RESPONSE:

We concur with the Staff and have updated the summary section and page 9 to reflect that we have no product, customers or revenues.

STAFF COMMENT 3:

We note your revisions in response to prior comment 8 and we reissue our comment in part. Specifically, you state that factors that could cause or contribute to such differences include, "but are not limited to," those discussed below. As previously requested, please revise your statement to eliminate the language in quotation marks and clarify that the risk factors listed in this section constitute the most significant risks.

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RESPONSE:

We concur with the Staff and have updated the risk factors to could cause or contribute the most significant risks.

STAFF COMMENT 4:

We note your added risk factor in response to prior comment 15. Please tell us how your statement that your CEO and President, who is also a director of the company, will resolve conflicts of interest in favor of her current employer Dental Creek Tunnel is consistent with her fiduciary duties.

RESPONSE:

We concur with the Staff and have revised the risk factor to ensure that the CEO resolves conflicts consistent with her fiduciary duties.

STAFF COMMENT 5:

In response to prior comment 17, you state that Ms. Olsen has agreed to fund overhead expenses for the next twelve months. Your disclosure on page 24 states that in the event the Company does not have adequate proceeds from the offering, your sole officer and director has verbally agreed to fund overhead expenses. Please quantify, to the extent possible, your anticipated overhead expenses for the next twelve months.

RESPONSE:

We concur with the Staff and have added the anticipated overhead expenses for the next twelve months.

STAFF COMMENT 6:

The introductory paragraph to the summary compensation table currently states that the table sets forth the "cash compensation" paid to your names executive officer "since May 18, 2011 (inception)." Please revise your disclosure to state that the table sets forth the "compensation" paid to your named executives officers for "the last completed fiscal year ended May 31, 2011," or advise.

RESPONSE:

We concur with the Staff and have updated the reference to state our last fiscal year ending May 31, 2011.

Sincerely,

/s/ Danielle Olsen

Danielle Olsen
Chief Executive Officer

Enclosure